Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Source: Pasqal Holding SAS

July 15, 2026 08:00 ET

Pasqal Appoints Hewlett Packard Enterprise’s Former High Performance Computing & AI Leader as Chief Commercial Officer to Drive Quantum Deployment at Enterprise Scale

Former High Performance Computing (HPC) & AI sales leader joins Pasqal with the goal of accelerating commercial scale and bringing neutral-atom quantum computing to enterprise customers across two of the world’s fastest-growing technology regions

PARIS, July 15, 2026 (GLOBE NEWSWIRE) -- Pasqal, a global leader in neutral-atom quantum computing, today announced the appointment of Mark Armstrong as Chief Commercial Officer for Europe, the Middle East, and Africa (EMEA) and the Asia-Pacific region (APAC). Armstrong, a former Hewlett Packard Enterprise (HPE) executive who led HPE’s High Performance Computing and AI business across EMEA, aims to drive Pasqal’s commercial strategy, sales execution and customer expansion in those regions across the EMEA and APAC regions.

The appointment comes as Pasqal accelerates the commercial scale-up of its neutral-atom quantum platform, with seven systems in production across four countries. Pasqal’s systems are accessible both on-premises and via cloud through Google Cloud, Microsoft Azure, OVHcloud and Scaleway.

Armstrong joins Pasqal at a pivotal moment as the company accelerates the commercial deployment of its neutral-atom based quantum systems and expands its global customer base. In his new role, Armstrong will focus on accelerating Pasqal’s commercial penetration in enterprise and government accounts across priority verticals including energy, financial services, advanced materials, and high-performance computing sectors where neutral-atom quantum systems are already demonstrating measurable results.

“Quantum computing is entering its commercial era, and the companies that win will be the ones that can turn breakthrough technology into real customer value at scale,” said Wasiq Bokhari, Chief Executive Officer of Pasqal. “Mark’s experience scaling HPE’s HPC and AI business, is exactly the infrastructure environment where Pasqal’s QPUs are now being deployed, meaning he already understands the customer. His proven track record of leading high-growth commercial teams, scaling advanced computing businesses and working with customers on complex technology challenges positions him to accelerate the commercialization and enterprise deployment of Pasqal’s quantum computing technology. With experience at the intersection of HPC, AI and enterprise transformation, we believe Mark is the right leader to accelerate Pasqal’s growth across EMEA and APAC.”

Armstrong brings more than three decades of technology sales and leadership experience, including nearly three decades at Hewlett Packard Enterprise and its predecessor companies. Most recently, he served as EMEA Vice President and General Manager for High Performance Computing and AI at HPE, where he helped shape HPE’s AI go-to-market strategy, expand its high-performance computing market position, and lead major customer engagements. Earlier in his career, Armstrong held senior sales and services leadership roles across HPE’s UK and UK&I businesses, including UK Vice President of Sales and UKI Country Director for Technology Services.

“Pasqal has the science, the technology and the customer momentum to define the next phase of quantum computing,” said Mark Armstrong, Chief Commercial Officer, EMEA and APAC of Pasqal. “My goal is to move fast to scale the commercial engine, deepen partnerships and help customers across EMEA and APAC turn quantum capability into competitive advantage. The opportunity now is not simply to talk about the future of quantum, but to help customers create quantum enabled outcomes today.”

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 300 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, I BM (Pasqal is part of the I BM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total private funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

About Bleichroeder

Bleichroeder Acquisition Corp. II is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Contact:

Investors

investors@pasqal.com

Media

pr@pasqal.com

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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